PACIFIC BOOKER MINERALS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)
For the six months ended July 31, 2007

Dated: September 19, 2007

The selected financial information set out below and certain comments which follow are based on and derived from the interim financial statements of Pacific Booker Minerals Inc. (the "Company" or "Pacific Booker") for the six months ended July 31, 2007 and from the audited financial statements of Pacific Booker for the year ended January 31, 2007 and should be read in conjunction with them.  Additional information relating to the Company is available on SEDAR at www.sedar.com.

Overview

Pacific Booker Minerals Inc. is a Canadian natural resource exploration company which is in the advanced stage of development of the Morrison deposit, a porphyry copper/gold/molybdenum ore body, located 35 km east of Granisle, BC and situated within the Babine Lake Porphyry Copper Belt.  The Company is proposing an open-pit mining and milling operation for the production of copper/gold concentrate.  The Company is a reporting issuer in Alberta and British Columbia and trades on the TSX Venture Exchange under the symbol BKM and on the American Stock Exchange under the symbol PBM.

Overall Performance
The Company is pleased to announce that on August 8th, the American Stock Exchange® listed the common stock of Pacific Booker Minerals Inc. under the ticker symbol PBM.

“The American Stock Exchange takes pleasure in welcoming Pacific Booker Minerals Inc. to our market,” said John McGonegal, Senior Vice President of the Amex’s Equities Group.  “Many companies have found our specialized services useful and we expect that Pacific Booker Minerals will find value in all that we offer to our new issuers.”

The specialist in Pacific Booker Minerals Inc. on the American Stock Exchange® is the Kellogg Capital Group.

The Company believes that the additional listing on the Amex will provide a greater access to the United States market place and allow our American shareholders a resident exchange.

For further information on the American Stock Exchange®, please visit www.amex.com.

The Company has continued the work towards the completion of a full Feasibility Study and the environmental assessment.  The environmental assessment will be used to apply for a mining permit for the construction, operation and maintenance, and decommissioning and reclamation of an open-pit mine at the Morrison property.  It is anticipated that the results of the Feasibility Study and permitting process will lead to detailed engineering and construction of the mine.

The Company also announced the NI 43-101 compliant technical report related to the Updated Mineral Resource Estimate for the Morrison deposit (announced on April 13, 2007 and discussed in the previous quarterly report) has been filed on SEDAR.  A number of recommendations were made in the technical report, which the Company intends to implement.

During the year ended January 31, 2007, an optionor of the Hearne Hill property which adjoins the Company’s Morrison property had filed a Writ of Summons and Statement of Claim against the Company in respect to the option agreement on the Hearne Hill property, which it alleges is of no further force and effect and seeks the return of the Hearne Hill property and the area of interest around the Hearne Hill claims.  The Writ of Summons and statement of Claim also included a claim for the return of the Morrison Property.  The Company was of the view that the optionor had no right whatsoever to the Morrison property.

Management of the Company had filed a Statement of Defense and a Counterclaim against the optionor for damages in the amount of $55,356 for breach of a contract.

During the current quarter, the Company announced that its application to strike out, on a summary basis, a lawsuit commenced by a party to an option agreement over certain mineral claims had been dismissed by the Court.  The Court also allowed an application to add three additional parties as plaintiffs to the action and made other orders regarding evidentiary issues.  The Company then announced that the application by the optionors of the Hearne Hill property to include the Morrison property as part of their claim had been dismissed by the Supreme Court of British Columbia.

The company is vigorously defending the lawsuit respecting the Hearne Hill property and is proceeding to have the matter set for trial at the earliest opportunity.

The Hearne Hill property was previously explored by the Company from May 1993 until October 1997 and 142 holes were drilled totaling 33,493 meters, however, it was determined that the Hearne Hill deposit was uneconomic and the Company started the work required to proceed with exploration of the Morrison property.

The ultimate liability, if any, arising from this claim is not currently determinable and will be recorded at the time of that determination.

On June 25, 2007 at 10:00am Pacific time, the Company held its Annual General Meeting at the Company’s corporate office in Vancouver.  All nominated directors were re-elected to the board.  Shareholders present at the meeting were updated on the Company’s activities and had the opportunity to ask questions.

The Company wishes to reassure its investors that all the funds held by the Company are held by the Company’s chartered bank in Canada.  All deposit certificates currently in use are fully redeemable at any time and the interest rates are tied to the prime interest rate of the bank.  Management acknowledges that the potential for greater returns on cash for investment are available, but continues to believe that the Company’s funds must be as secure from risk as possible at all times.  The Company plans to continue this investment practice in the future.

Selected Annual Information

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with Canadian generally accepted accounting principles.  The figures reported are all in Canadian dollars.

The following table shows the total revenue (interest income), the loss from our financial statements, total assets, and total long term liabilities for each of the three most recently completed financial years.

For the year ended	Total Assets	Total Long-term Liabilities	Total Revenue	Net Loss
				Total	Per Share
January 31, 2005	$ 18,945,079	$ 1,500,000	$ 5,967	$ 902,759	$ 0.16
January 31, 2006	$ 12,675,661	$ 1,500,000	$ 13,378	$ 8,883,273	$ 1.41
January 31, 2007	$ 18,677,491	$ -	$ 139,136	$ 1,365,664	$ 0.17

Results of Operations

During the quarter under discussion, the Company did not announce or complete any private placements.  The Company issued 68,700 common shares on exercise of warrants for total proceeds of $292,700 and issued 275,000 common shares on exercise of options for total proceeds of $1,371,000 and a corresponding reclassification of $16,514 from contributed surplus to share capital in regards to the calculation for stock based compensation as required.

Subsequent to the end of the quarter, the Company has issued 10,000 common shares on exercise of warrants for total proceeds of $45,000 and 10,000 common shares on exercise of options for total proceeds of $40,000 and a corresponding reclassification of $7,759 from contributed surplus to share capital in regards to the calculation for stock based compensation as required.

At the end of the quarter, the Company’s working capital was sufficient to meet our current obligations and the Company continues to believe that it will be able to meet its upcoming obligations.

For the six month period ended July 31, 2007, the Company incurred a net loss of $1,100,855 which was $302,025 higher than the $798,830 loss for the same period ended July 31, 2006.  The largest amount difference was the increase in cost for stock compensation expense which was $285,202 higher than the period ended July 31, 2006.  Next largest amount difference was an increase in Investor relations fees in the amount of $107,770 higher than the period ended July 31, 2006.  This increase is mostly due to a one time payment of a bonus to the directors directly involved in the raising of funds.  The Company has been able to continue to pay its expenses on time and still increase the cash on hand and is generating additional funds from the interest earned, which in turn adds to funds available for the completion of the work programs.  Shareholder information and promotion costs have decreased by $63,995 when compared to the period ended July 31, 2006.  Interest income is the next largest number difference with the earnings for 2007 higher than the same period in 2006 in the amount of $45,209.  Salaries and benefits are $21,354 higher than the same period in 2006 due to the change in status of one consultant in Investor relations and the related costs for the taxable benefit deemed on the exercise of options by directors, consultants and employees.  The difference between the exercise price of the option and the market price at the time of exercise is considered a taxable benefit by Revenue Canada and is therefore subject to CPP contributions and is treated as compensation by the Workers Compensation Board and is therefore subject to WCB contributions.  These items are a required expense to the Company.  The next largest increase in expense was on the loss on exchange of US currency in the amount of $15,024 higher than the same period in 2006. ($56,721 in 2007 vs $41,697 in 2006).  At January 31, 2007, the Canadian $ exchange rate was $1.1825 to the US $ whereas at July 31, 2007 the exchange rate was 1.0667, a decrease of .1158 per US $ held.  Filing and transfer agent fees were down by $18,790, mostly due to the filing fee on the private placement completed in April 2006 (amount $19,904).  Office expenses were down by $8,978.  Professional fees were down by $2,306.  Travel costs were up by $9,541.  Telephone costs and office rent have remained about the same when compared to the same period in the previous year.

For the quarter ended July 31, 2007, the Company incurred a net loss of $750,873 which was $374,881 higher than the $375,992 loss for the quarter ended July 31, 2006.  The largest amount difference was the increase in cost for stock compensation expense which was $237,155 higher than the quarter ended July 31, 2006.  Next largest amount difference was an increase in Investor relations fees in the amount of $138,870 higher than the same period ended July 31, 2006.  Next largest amount difference was an increase in the loss on exchange of US currency in the amount of $56,573 (gain of $22,789 in 2006 vs a loss of $33,784 in 2007).  Shareholder information and promotion costs have decreased by $42,075 when compared to the same period ended July 31, 2006.  Interest income is the next largest number difference with the earnings for 2007 higher than the same period in 2006 in the amount of $16,681.  Next largest number difference was a decrease in Professional Fees in the amount of $13,366.  Salaries and benefits are $12,338 higher than the same period in 2006 due to the change in status of one consultant in Investor relations and the related costs for the taxable benefit deemed on the exercise of options by directors, consultants and employees.  Filing and transfer agent fees were down by $3,975.  Office expenses were down.  Travel costs were up by $7,945.  Telephone costs and office rent and expenses have remained about the same when compared to the same period in the previous year.

During the six month period ended July 31, 2007, the Company incurred $1,599,315 in exploration & development expenditures on the Morrison property compared to $1,236,446 exploration & development expenditures in the same period of the previous fiscal year, the majority of the amount difference being an increase in Geotechnical fees in the amount of $746,163 and a decrease in drilling in the amount of $404,416 when compared to the same period in 2006.

During the quarter under discussion, the Company incurred $1,083,769 in exploration & development expenditures on the Morrison property compared to $226,219 exploration & development expenditures in the same quarter of the previous fiscal year, the majority of the amount difference being the increase of geotechnical fees in the amount of $769,997 in 2007 when compared to the same period in 2006.  Please see Note 4 in the interim financial statements for expenditures by item and area.  Information on the field activities during the quarter can be found under the heading “Overall Performance”.

For details on outstanding options and warrants at the end of the quarter, see note 7 in the July 31, 2007 financial statements.

Summary of Quarterly Results

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with Canadian generally accepted accounting principles.  The figures reported are all in Canadian dollars.  US dollar amounts held as US dollars are converted into Canadian dollars at current exchange rates until actually converted into Canadian dollars, at which time the actual amount received is recorded.  Any gains or losses from the exchange of currencies are reported on the Statement of Operations for the company in the current period.

The following table shows the total revenue (interest income), the loss from our financial statements (cost of Administration expenses, etc) before any unusual items, and the total loss and loss per share for each three month period for the last eight quarters.  The second table following shows the same items on an accumulating basis per fiscal year.

for the three months ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
October 31, 2005	$ 6,032	$ 241,681	$ 235,649	$ 0.04
January 31, 2006	$ 3,353	$ 302,138	$ 8,150,073	$ 1.29
April 30, 2006	$ 13,575	$ 436,413	$ 422,838	$ 0.06
July 31, 2006	$ 35,660	$ 411,652	$ 375,992	$ 0.05
October 31, 2006	$ 46,026	$ 231,052	$ 185,026	$ 0.02
January 31, 2007	$ 43,875	$ 425,683	$ 381,808	$ 0.04
April 30, 2007	$ 42,103	$ 392,085	$ 349,982	$ 0.04
July 31, 2007	$ 52,341	$ 803,214	$ 750,873	$ 0.08

For the period ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
for the nine month period ended October 31, 2005	$ 10,025	$ 743,225	$ 733,200	$ 0.12
for the year ended January 31, 2006	$ 13,378	$ 1,045,363	$ 8,883,273	$ 1.41
for the three month period ended April 30, 2006	$ 13,575	$ 436,413	$ 422,838	$ 0.06
for the six month period ended July 31, 2006	$ 49,235	$ 848,065	$ 798,830	$ 0.11
for the nine month period ended October 31, 2006	$ 95,261	$ 1,079,117	$ 983,856	$ 0.12
for the year ended January 31, 2007	$ 139,136	$ 1,504,800	$ 1,365,664	$ 0.17
for the three month period ended April 30, 2007	$ 42,103	$ 392,085	$ 349,982	$ 0.04
for the six month period ended July 31, 2007	$ 94,444	$ 1,195,299	$ 1,100,855	$ 0.12

Liquidity

The Company currently does not have a producing mineral property.  The Company’s only source of funds has been from sale of common shares, some interest revenue from the deposit of funds raised, and the reclamation bond interest.  The exploration and development of deposits involve significant risks including commodity prices, project financing, permits and licences from various agencies in the Province of British Columbia and local political and economic developments.

At the end of the most recently completed year, the Company reported a net loss of $1,365,664 ($0.17 per share).

Pacific Booker has a lease for the rental premise in which the Company’s head office operates.  It is a standard rental lease which expires in April 2009.  Details on the financial obligations are detailed in our annual financial statements (Note 13).

Off-Balance Sheet Arrangements

The Company has one off Balance Sheet arrangement with Falconbridge Limited for 250,000 shares to be issued on commencement of commercial production on the Morrison property.  The details on this transaction are disclosed in our annual financial statements (Note 3).

Proposed Transactions
The Company does not have any proposed transactions planned, with the exception of continued funding arrangements.

Accounting Estimates and changes in policies
The Company has detailed its significant accounting policies in Note 2 and in Note 17 (re: US versus Canadian GAAP) of the annual financial statements.

Forward Looking Statements

This discussion may include forward-looking statements respecting the Company’s strategies.  By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results. Actual future results may differ materially from those assumed or described in such statements as a result of the impact of issues, risks and uncertainties, which the Company may not be able to control.  The reader is therefore cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any intention or obligation to update or revise these forward-looking statements.

Related Party Transactions

Payments were made or incurred to 3 company directors for services provided in the course of normal business operations.  Specifically, to G. Anderson, CEO and J. Plourde, for shareholder relations and financing, and to E. Tornquist for services related to property management activities.  Also included in the related party note are payments made to the wife of E. Tornquist for administrative assistant functions and to CFO, R. Swan for accounting and management services.  Fees for these services amounted to $250,793 in this quarter compared to $103,633 for the corresponding period in the previous fiscal year.

Outlook for 2007
In 2007, Pacific Booker Minerals Inc. expects to complete a full Feasibility Study and the Environmental Assessment application.

Disclosure of outstanding share data

Details of our share transactions for the quarter and a listing of our outstanding options and warrants can be found in Note 7 of our interim financial statements.

Subsequent to the end of the quarter, the following share transactions were made:

Shares issued:
Date	Details	Transaction amounts		Accumulated totals
		# of shares	$	# of shares	$
July 31, 2007	balance forward			9,576,639	35,597,286
August 3, 2007	Warrants	10,000	45,000	9,586,639	35,642,286
August 16, 2007	Options	10,000	40,000	9,596,639	35,682,286
	Contributed surplus	-	7,759	9,596,639	35,690,045

Warrant transactions:
Date	details	Exercise Price	Expiry date	# of shares	Total
July 31, 2007	total outstanding				1,789,950
August 3, 2007	Exercised	$ 4.50	April 11, 2008	-10,000	1,779,950

Options transactions:
Date	details	Exercise Price	Expiry date	# of shares	Total
July 31, 2007	total outstanding				1,592,827
August 16, 2007	Exercised	$ 4.00	October 4, 2010	-10,000	1,582,827

Additional Disclosure for Venture Issuers

Mineral Property Interests
The following tables show the cost (write off) of acquisition payments by claim for each of the last eight quarters.

	Hearne Hill	Morrison	Total
as at July 31, 2005	1,046,000	4,832,500	5,878,500
to October 31, 2005	-	-	-
to January 31, 2006	(1,046,000)	-	(1,046,000)
As at January 31, 2006	-	4,832,500	4,832,500
to April 30, 2006	-	-	-
to July 31, 2006	-	-	-
to October 31, 2006	-	-	-
to January 31, 2007	-	-	-
As at January 31, 2007	-	4,832,500	4,832,500
to April 30, 2007	-	-	-
to July 31, 2007	-	-	-
As at July 31, 2007	-	4,832,500	4,832,500

Deferred Exploration & Development expenditures
The table following shows the exploration expenditures or (write-offs) for each of the last eight quarters on a per claim basis.

	Hearne Hill	Morrison	Grants/Tax Credits	Total
as at July 31, 2005	6,703,350	7,128,488	(851,746)	12,980,092
to October 31, 2005	1,054	256,452	(2,242)	255,264
to January 31, 2006	(6,704,404)	612,177	(5,446)	(6,097,673)
As at January 31, 2006	-	7,997,117	(859,434)	7,137,683
to April 30, 2006	-	1,010,229	-	1,010,229
to July 31, 2006	-	226,219	-	226,219
to October 31, 2006	-	394,395	-	394,395
to January 31, 2007	-	677,331	-	677,331
As at January 31, 2007	-	10,305,291	(859,434)	9,445,857
to April 30, 2007	-	475,546	-	475,546
to July 31, 2007	-	1,083,769	-	1,086,769
As at July 31, 2007	-	11,864,606	(859,434)	11,005,172

Equity

The table following shows the change in capital stock, share subscriptions held (or applied to stock purchase), and net general and administration expenses for each three month period  and the accumulated operating deficit and total equity for the last eight quarters.

	Capital Stock	Subscriptions Held	Contributed Surplus	Operating Loss	Deficit ending	Total Equity
as at April 30, 2005	21,400,304	49,800	319,371	235,415	5,090,331	16,679,144
to July 31, 2005	-	341,000	94,094	262,136	5,352,467	16,852,102
to October 31, 2005	-	1,184,800	108,835	235,649	5,588,116	17,910,088
to January 31, 2006	2,081,800	(1,295,600)	108,371	8,150,073	13,738,189	10,654,586
As at January 31, 2006	23,482,104	280,000	630,671	8,883,273	13,738,189	10,654,586
to April 30, 2006	4,039,200	(280,000)	117,508	422,838	14,161,027	14,108,456
to July 31, 2006	4,013,250	-	163,666	375,992	14,537,019	17,909,380
to October 31, 2006	350,625	-	116,241	185,026	14,722,045	18,191,220
to January 31, 2007	195,150	-	190,063	381,808	15,103,853	18,194,625
As at January 31, 2007	32,080,329	-	1,218,149	1,365,664	15,103,853	18,194,625
to April 30, 2007	1,836,743	130,200	115,161	349,982	15,453,835	19,926,747
to July 31, 2007	1,680,214	(130,200)	384,308	750,873	16,204,708	21,110,196
As at July 31, 2007	35,597,286	-	1,717,618	1,100,855	16,204,708	21,110,196